Filed Pursuant to Rule 424(b)(3)
Registration File No.: 333-258821

ARES PRIVATE MARKETS FUND

Supplement dated August 12, 2022
to the
Prospectus and Statement of Additional Information for Class A, Class D and Class I Shares
dated April 1, 2022

This supplement contains information that amends, supplements or modifies certain information contained in the Prospectus and Statement of Additional Information ("SAI") of Ares Private Markets Fund (the "Fund") dated April 1, 2022. This supplement is part of, and should be read in conjunction with, the Prospectus and SAI. The Prospectus and SAI have been filed with the U.S. Securities and Exchange Commission and are available free of charge at www.sec.gov or by calling 1-866-324-7348. Capitalized terms used in this supplement have the same meanings as in the Prospectus and SAI, as applicable, unless otherwise stated herein.

Effective immediately, the following changes are made to the Prospectus and SAI:

The introduction and fee table in the section "Summary of Fees and Expenses" in the Prospectus are deleted in their entirety and replaced with the following:

The fee table below is intended to assist Shareholders in understanding the various costs and expenses that the Fund expects to incur, and that Shareholders can expect to bear, by investing in the Fund. This fee table is based on estimated expenses of the Fund for the fiscal year ending March 31, 2023, and assumes that the Fund has net assets of $325 million as of such date.

Shareholder Transaction Expenses (fees paid directly from your investment)	Class A Shares	Class D Shares	Class I Shares
Maximum Sales Load (as a percentage of purchase amount)(1)	3.50%	None	None
Maximum Early Repurchase Fee (as a percentage of repurchased amount)(2)	2.00%	2.00%	2.00%

Estimated Annual Operating Expenses (as a percentage of net assets attributable to Shares)	Class A Shares	Class D Shares	Class I Shares
Advisory Fee(3)(7)	1.40%	1.40%	1.40%
Incentive Fee(4)	0.00%	0.00%	0.00%
Other Expenses(5)	1.03%	1.03%	1.03%
Distribution and Servicing Fee	0.85%	0.25%	None
Acquired Fund Fees and Expenses(6)	1.47%	1.47%	1.47%
Interest Payments on Borrowed Funds	0.16%	0.16%	0.16%
Total Annual Expenses	4.91%	4.31%	4.06%
Fee Waiver and/or Expense Reimbursement(3)(7)	(1.88)%	(1.88)%	(1.88)%
Total Annual Expenses (After Fee Waiver and/or Expense Reimbursement)	3.03%	2.43%	2.18%

1.	Investors purchasing Class A Shares may be subject to a sales load of up to 3.50% of the investment amount.

2.	A 2.00% Early Repurchase Fee payable to the Fund will be charged with respect to the repurchase of Shares at any time prior to the day immediately preceding the one-year anniversary of a Shareholder’s purchase of the Shares (on a "first in - first out" basis). An Early Repurchase Fee payable by a Shareholder may be waived in circumstances where the Board determines that doing so is in the best interests of the Fund and in a manner that will not discriminate unfairly against any Shareholder. To the extent the Fund determines to waive, impose scheduled variations of, or eliminate an Early Repurchase Fee, it will do so consistently with the requirements of Rule 22d-1 under the Investment Company Act, and the Fund’s waiver of, scheduled variation in, or elimination of, the Early Repurchase Fee will apply uniformly to all Shareholders regardless of Share class. The Early Repurchase Fee will be retained by the Fund for the benefit of the remaining Shareholders.

3.	The Fund pays the Adviser a quarterly Advisory Fee at an annual rate of 1.40% based on value of the Fund’s Managed Assets, calculated and accrued monthly as of the last business day of each month. For purposes of determining the Advisory Fee payable to the Adviser, the value of the Fund’s Managed Assets will be calculated prior to the inclusion of the Advisory Fee and Incentive Fee, if any, payable to the Adviser or to any purchases or repurchases of Shares of the Fund or any distributions by the Fund. The Adviser has contractually agreed to reduce its Advisory Fee to an annual rate of 0.25% until March 31, 2023 (the "Fee Reduction Agreement"). Unless otherwise extended by agreement between the Fund and the Adviser, the Advisory Fee payable by the Fund as of April 1, 2023 will be at the annual rate of 1.40%. The reduction of the Advisory Fee under the Fee Reduction Agreement is not subject to recoupment by the Adviser under the Expense Limitation Agreement, described below.

4.	At the end of each calendar quarter, the Adviser will be entitled to receive an Incentive Fee equal to 12.5% of the difference, if positive, between (i) the net profits of the Fund for the relevant period and (ii) the then balance, if any, of the Loss Recovery Account. For the purposes of the Incentive Fee, the term "net profits" shall mean (i) the amount by which the net asset value of the Fund on the last day of the relevant period exceeds the net asset value of the Fund as of the commencement of the same period, including any net change in unrealized appreciation or depreciation of investments and realized income and gains or losses and expenses (including offering and organizational expenses) plus (ii) the aggregate distributions accrued during the period. For the avoidance of doubt, any change in the net asset value of the Fund directly as a result of subscriptions or repurchases during each measurement period are not included for purposes of the "net profits" or "net losses" calculations.

5.	The Other Expenses include, among other things, professional fees and other expenses that the Fund will bear, including initial and ongoing offering costs, fees and expenses of the Administrator, transfer agent and custodian and the reimbursement of costs of personnel associated with the Adviser or its affiliates who provide certain non-advisory services to the Fund, as permitted under the Investment Advisory and Management Agreement. The Other Expenses are based on estimated amounts for the fiscal year ending March 31, 2023.

6.	The Acquired Fund Fees and Expenses include the fees and expenses of the Portfolio Funds in which the Fund intends to invest. Some or all of the Portfolio Funds in which the Fund intends to invest generally charge asset-based management fees. The managers of the Portfolio Funds may also receive performance-based compensation if the Portfolio Funds achieve certain profit levels, generally in the form of "carried interest" allocations of profits from the Portfolio Funds, which effectively will reduce the investment returns of the Portfolio Funds. The Portfolio Funds in which the Fund intends to invest generally charge a management fee of 1.00% to 2.50%, and up to 30% of net profits as a carried interest allocation, subject to a clawback. The "Acquired Fund Fees and Expenses" disclosed above are based on historic returns of the types of Portfolio Funds in which the Fund anticipates investing, which may change substantially over time and, therefore, significantly affect "Acquired Fund Fees and Expenses." The Acquired Fund Fees and Expenses are based on estimated amounts for the fiscal year ending March 31, 2023.

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7.	Pursuant to an expense limitation agreement (the "Expense Limitation Agreement") with the Fund, the Adviser has agreed to waive fees that it would otherwise be paid, and/or to assume expenses of the Fund, if required to ensure certain annual operating expenses (excluding the Advisory Fee, Incentive Fee, any Distribution and Servicing Fee, interest, taxes, brokerage commissions, acquired fund fees and expenses, dividend and interest expenses relating to short sales and extraordinary expenses, if any) ("Other Expenses") do not exceed 0.30% per annum of the Fund’s average monthly net assets of each class of Shares. With respect to each class of Shares, the Fund agrees to repay the Adviser any fees waived under the Expense Limitation Agreement or any Other Expenses the Adviser reimburses in excess of the Expense Limitation Agreement for such class of Shares, provided the repayments do not cause the Fund’s Other Expenses for that class of Shares to exceed the expense limitation in place at the time the fees were waived and/or the expenses were reimbursed, or the expense limitation in place at the time the Fund repays the Adviser, whichever is lower. Any such repayments must be made within three years after the year in which the Adviser incurred the expense. The Expense Limitation Agreement will have a term ending one-year from the date the Fund commences operations, and the Adviser may extend the term for a period of one year on an annual basis. The Adviser may not terminate the Expense Limitation Agreement during its initial one-year term.

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The Board of Trustees of the Fund (the "Board") has approved the appointment of Barry Miller as a primary portfolio manager of the Fund. The Board also appointed Mr. Miller as the Fund's Chief Executive Officer and, in connection with such appointment, accepted his resignation as Vice President. In appointing Mr. Miller as the Fund's Chief Executive Officer, the Board accept the resignation by Francisco L. Borges from the same position. Mr. Borges continues to serve as the Chairman of the Board and as a primary portfolio manager of the Fund. In connection with these personnel changes, the following updates are being made to the Prospectus and SAI.

The section entitled “Management of the Fund—Primary Portfolio Managers and Investment Committee” in the Prospectus is deleted in its entirety and replaced with the following:

The personnel of the Adviser who have primary responsibility for management of the Fund are Francisco Borges, Timothy Haviland and Barry Miller. The Fund's primary portfolio managers, along with other members of Landmark Partners' private equity team, serve on the Investment Committee of the Adviser responsible for overseeing the Fund, which formulates investment guidelines for the Fund and approves all acquisitions, dispositions and financing decisions. The current members of that Investment Committee have an average of 26 years of investing and operating experience, across numerous investment cycles and have worked together for an average of 16 years.

Francisco Borges is a Partner and Co-Head of Secondaries at Ares. Prior to the acquisition of Landmark Partners by Ares in 2021, Mr. Borges served as Chairman and Managing Partner of Landmark Partners, where he also was a member of the private equity, infrastructure and real estate investment committees. Prior to joining Landmark in 1999, Mr. Borges was a managing director of GE Capital's Financial Guaranty Insurance Company and capital markets subsidiaries, before which he was treasurer of the State of Connecticut, deputy mayor of the City of Hartford, and legal counsel for the Travelers Insurance Companies. Mr. Borges serves on a number of boards including The Knight Foundation, Hartford Healthcare Corporation, Millbrook School, Jefferies Financial Corp., Davis Selected Funds, and Assured Guaranty. Mr. Borges is a member of the Connecticut and New Jersey bars. He received a J.D. from the University of Connecticut - School of Law, and a B.A. from Trinity College in Hartford, Connecticut.

Timothy Haviland is a Partner and Co-Head of Secondaries at Ares. Prior to the acquisition of Landmark Partners by Ares in 2021, Mr. Haviland served as President and Managing Partner of Landmark Partners, where he also was a member of the private equity, infrastructure and real estate investment committees. Mr. Haviland joined Landmark Partners in 1985, and played a key role in Landmark's first acquisition of a private equity portfolio and the subsequent expansion into additional investment classes. Prior to joining Landmark Partners, Mr. Haviland was a senior accountant with Rusconi, Cahill & Larkin, a regional public accounting firm, where his emphasis was on financial services companies. Mr. Haviland received an M.B.A from Rensselaer Polytechnic Institute and a B.S. from the University of Connecticut.

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Barry Miller is a Partner in the Ares Secondaries Solutions Group. Prior to the acquisition of Landmark Partners by Ares in 2021, Mr. Biller was Partner in Landmark Partners' private equity group, where he also served as a member of the private equity and infrastructure investment committees. Prior to joining Landmark in 2013, Mr. Miller was head of private equity at the New York City Retirement Systems ("NYCRS"), where he served on the limited partner advisory boards of more than 40 private equity funds. Earlier in his career, he was a partner at Pomona Capital where he focused on sourcing and executing secondary transactions and was a member of the Pomona Capital Investment Committee. Prior to joining Pomona, he was a senior investment manager at AXA Private Equity, where he was also head of the New York office and served on the Global Investment Committee. Mr. Miller currently serves on the Board of Directors for the Robert Toigo Foundation, an organization devoted to diversity in the investment management business, and is a member of the Tulane School of Liberal Arts Deans' Advisory Council. Mr. Miller previously served as a member of the Sponsors for Educational Opportunity Limited Partner Advisory Council. Mr. Miller received a B.A. from Tulane University.

The reference to "Chief Executive Officer" in "Management of the Fund–Board of Trustees–Francisco Borges" in the SAI is deleted in its entirety.

The information regarding Barry Miller in "Management of the Fund–Executive Officers" in the SAI is deleted and replaced with the following:

Name, Position(s) held with Registrant, Year of Birth and Address*	Length of Time Served	Principal Occupation During Past 5 Years
Barry Miller Chief Executive Officer (1969)	August 11, 2022 – Present	Partner in the Ares Secondary Solutions Group at Ares since 2021; Partner in the Landmark Partners Private Equity Group from 2013 to 2021.

The section entitled "Management of the Fund—Other Accounts Managed by the Portfolio Managers" in the SAI is deleted in its entirety and replaced with the following:

The following table lists the number and types of accounts, other than the Fund, managed by the Fund's primary portfolio managers and assets under management in those accounts, as of June 30, 2022.

Type of Account	Number of Accounts Managed	Total Assets Managed		Number of Accounts Managed for which Advisory Fee is Performance- Based	Assets Managed for which Advisory Fee is Performance- Based
Francisco Borges
Registered Investment Companies	0	$0		0	$0
Other Pooled Investment Vehicles	39	$25.5	B	19	$21.3	B
Other Accounts	37	$7.2	B	37	$7.2	B

Timothy L. Haviland
Registered Investment Companies	0	$0		0	$0
Other Pooled Investment Vehicles	39	$25.5	B	19	$21.3	B
Other Accounts	37	$7.2	B	37	$7.2	B

Barry Miller
Registered Investment Companies	0	$0		0	$0
Other Pooled Investment Vehicles	39	$25.5	B	19	$21.3	B
Other Accounts	37	$7.2	B	37	$7.2	B

None of the Fund's primary portfolio managers owned Shares as of June 30, 2022.

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The third paragraph of "Repurchase of Shares–Repurchase of Shares Process" in the Prospectus is deleted and replaced with the following:

Each repurchase offer generally is expected to commence approximately 30 days prior to the last business day of each calendar quarter, or on such other day as determined by the Board, in its sole discretion (the last business day of each such calendar quarter or such other day being a "Valuation Date"). The expiration date of a repurchase offer (the "Expiration Date") will be a date set by the Board occurring no sooner than 20 business days after the commencement date of the repurchase offer, provided that such Expiration Date may be extended by the Board in its sole discretion. The Fund generally will not accept any repurchase request received by it or its designated agent after the Expiration Date. Fund Shares are expected to be repurchased within 60 days following the relevant Valuation Date (such date, the "Repurchase Date"), and will be effected as of such Valuation Date. The Valuation Date and the Expiration Date are generally expected to be the same date. As such, the Repurchase Date for each repurchase offer should occur within 65 calendar days after the Expiration Date of such offer.

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The following sentence has been added as the last sentence in the third paragraph in the section entitled "Summary of Offering Term—Share Classes; Minimum Investments" and as the new second sentence in the second paragraph in the section entitled "Purchasing Shares—General Purchase Terms" in the Prospectus:

With respect to Class I Shares, the Board has approved a minimum initial investment of $25,000 for Trustees of the Fund and employees of Ares and vehicles controlled by such employees.

The following two paragraphs have been added at the end of the section entitled "Summary of Offering Term—Share Classes; Minimum Investments" and as the new third and forth paragraphs in the section entitled "Purchasing Shares—General Purchase Terms" in the Prospectus:

The minimum initial and additional investments may be reduced by either the Fund or the Distributor in the discretion of each for certain investors based on consideration of various factors, including the investor's overall relationship with the Adviser or Distributor, the investor's holdings in other funds affiliated with the Adviser or Distributor, and such other matters as the Adviser or Distributor may consider relevant at the time, though Shares will only be sold to investors that satisfy the Fund's eligibility requirements. The minimum initial and additional investments may also be reduced by either the Fund or the Distributor in the discretion of each for clients of certain registered investment advisers and other financial intermediaries based on consideration of various factors, including the registered investment adviser or other financial intermediary's overall relationship with the Adviser or Distributor, the type of distribution channels offered by the intermediary and such other factors as the Adviser or Distributor may consider relevant at the time.

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In addition, the Fund may, in the discretion of the Adviser or Distributor, aggregate the accounts of clients of registered investment advisers and other financial intermediaries whose clients invest in the Fund for purposes of determining satisfaction of minimum investment amounts. At the discretion of the Adviser or the Distributor, the Fund may also aggregate the accounts of clients of certain registered investment advisers and other financial intermediaries across Share classes for purposes of determining satisfaction of minimum investment amounts for a specific Share class. The aggregation of accounts of clients of registered investment advisers and other financial intermediaries for purposes of determining satisfaction of minimum investment amounts for the Fund or for a specific Share class may be based on consideration of various factors, including the registered investment adviser or other financial intermediary's overall relationship with the Adviser or Distributor, the type of distribution channels offered by the intermediary and such other factors as the Adviser or Distributor may consider relevant at the time.

Please retain this Supplement with your Prospectus and SAI.

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